EXHIBIT 99.1

Profound Medical in Collaboration with Siemens Healthineers to Further Expand Physician and Patient Access to the TULSA Procedure

TORONTO, Feb. 27, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that it has entered into a non-exclusive collaboration with Siemens Healthineers, a global leader in medical technology. The collaboration is aimed at laying the groundwork for Profound to begin marketing a complete therapeutics solution, combining its TULSA-PRO® system with the MAGNETOM Free.Max magnetic resonance (“MR”) scanner from Siemens Healthineers, via Profound’s own sales force. Profound will also continue to market TULSA-PRO® as a stand-alone offering, providing its customers with the flexibility to use the technology with the MR hardware of their choice.

The Transurethral Ultrasound Ablation (“TULSA”) procedure, performed using Profound’s TULSA-PRO® system, employs real-time MR guidance for precision to save patients’ vital functions while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55°C). TULSA-PRO® enables surgeons to ablate whole- or partial-gland prostate tissue in patients with low-, intermediate, or high-risk prostate cancer; with benign prostatic hyperplasia (“BPH”); as well as those prostate cancer patients on active surveillance seeking treatment of their cancer and relief from their symptoms of BPH. TULSA is a “one-and-done” procedure, performed in a single session that takes a few hours, and no hospital stay is required. Most TULSA patients report quick recovery to their normal routine.

MAGNETOM Free.Max from Siemens Healthineers is an innovative MRI scanner that combines a 0.55 Tesla field strength with advanced hardware design and deep learning technologies. By doing so, the scanner broadens the range of MR clinical applications and provides customers with the inherent clinical benefits of a mid-field MR scanner. The first and only 80 cm wide-bore system available on the market, MAGNETOM Free.Max also facilitates MR scanning for larger and/or claustrophobic patients, enhancing the patient experience. At less than 7,700 Lbs and 80 inches high, MAGNETOM Free.Max is the most lightweight, compact whole-body scanner ever offered by Siemens Healthineers. Its reduced size permits installation with only minimal structural modifications. Furthermore, where MR scanners typically require several hundred liters of helium and a quench pipe for cooling purposes, the new magnet of the MAGNETOM Free.Max uses less than 1 liter of liquid helium, reducing lifecycle and infrastructure costs. For these reasons, MAGNETOM Free.Max has simplified MRI integration in locations previously not suitable for MR imaging.

Mark Emberton, MD, FRCS, FMedSci, Professor of Interventional Oncology, Division of Surgery and Interventional Science, University College London (UCL) commented, “The updated guidelines from both the European Association of Urology and the American Association of Urology support use of MR imaging to aid in the diagnosis of prostate cancer. Beyond that, with the recent introduction of TULSA-PRO®, MR imaging now not only has the power to fundamentally change how prostate cancer is diagnosed, but also how it is treated. I commend the teams at Siemens Healthineers and Profound as they work to achieve the convergence of their respective diagnostic and interventional MR technologies. Their pioneering work has the potential to improve oncological and functional outcomes for a very significant number of prostate cancer patients.”

“We are thrilled to be collaborating with Siemens Healthineers as we work toward offering a total diagnostic and interventional MR solution that can streamline workflow; optimize cost of care; and most importantly, improve the treatment experience for urologists and their patients by ensuring TULSA can be readily accessed in the most suitable settings,” said Arun Menawat, Profound’s CEO and Chairman. “This partnership continues to support the Modern Treatment Pathway that allows for more accurate and precise diagnosis, treatment, and follow-up; and brings us another step closer to realizing our long-term vision of creating a total diagnostic and interventional MR solution that will allow a prostate disease patient to be diagnosed in the morning via a diagnostic MR procedure, treated in the afternoon, perhaps even using the very same MR to guide TULSA, and then home in time for dinner with his family.”

Donald Hardie, Vice President Global Marketing & Sales Magnetic Resonance at Siemens Healthineers, commented, “Our collaboration with Profound underscores our commitment to leveraging cutting-edge technologies such as TULSA-PRO® to make a difference in prostate cancer therapy. MAGNETOM Free.Max has already brought MR to new places, varying from orthopedic centers to rural hospitals, where patients need MR imaging most. We look forward to collaborating with Profound to help expand access to TULSA as well. Together, we are dedicated to advancing an integrated, MRI-centric approach for prostate cancer patients worldwide”.

Subject to the completion of TULSA-PRO® and MAGNETOM Free.Max system integration, the companies currently expect Profound to initiate sales of the combined solution in 2025.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; Profound’s preliminary unaudited fourth quarter and full year 2023 revenues; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849